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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

          Blum                     Richard                           C.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             909 Montgomery Street
    ----------------------------------------------------------------------------
                                   (Street)

      San Francisco                  CA                               94133
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              07/20/2001
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  CBRE Holding, Inc. (not publicly traded
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    X Director    ___ Officer              X 10% Owner    ___ Other
   ---                (give title below)  ---                 (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form Filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned


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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)                               (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*  If the form is filed by more than one reporting person, see instruction
5(b)(v).

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock, par                        Class A Common Stock,
value $.01 per share (1)     Immediately   None  par value $.01 per
                                                 share (1)              5,223,418 (2)      None          (2)           (2)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock, par                        Class A Common Stock,
value $.01 per share (1)     Immediately   None  par value $.01 per
                                                 share (1)              2,877,507 (3)      None          (3)           (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) Each share of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), may be converted at any time by the holder thereof into one share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). Accordingly, each holder of shares of Class B Common Stock may be deemed to beneficially own an equal number of shares of Class A Common Stock.

(2) These shares are owned directly by RCBA Strategic Partners, L.P. The shares also may be deemed to be owned indirectly by (i) RCBA GP, L.L.C. ("RCBA GP"), the sole general partner of RCBA Strategic Partners, L.P., and (ii) Richard C. Blum, a managing member of RCBA GP. Both RCBA GP and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(3) These shares are owned directly by Blum Strategic Partners II, L.P. The shares also may be deemed to be owned indirectly by (i) Blum Strategic GP II, L.L.C. ("Blum GP"), the sole general partner of Blum Strategic Partners II, L.P., and (ii) Richard C. Blum, a managing member of Blum GP. Both Blum II and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

                                  /s/ Murray A. Indick          July 30, 2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                                Murray A. Indick, as attorney-
                                in-fact for Richard C. Blum (see
                                         Attachment 1)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                                                                      ATTACHMENT


                               POWER OF ATTORNEY



     Know all men by these presents, that the undersigned hereby constitutes and appoints Murray A. Indick, his true and lawful attorney-in-fact, to: (1) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission ("SEC"), any stock exchange, and any other similar authority, including but not limited to Forms 3, 4, 5, 13D, 13G and 144;
(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such form or document and timely file such forms and documents with the SEC, any stock exchange and any other similar authority; and (3) take any action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in -fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that such attorney-in-fact is serving in such capacity at the request of the undersigned and is not assuming any of the undersigned's responsibilities to comply with applicable requirements of law.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     In Witness Whereof, the undersigned has caused this Power of Attorney to be executed on this 26/th/ day of August, 1997.

                                                /s/ Richard C. Blum
                                        ------------------------------------
                                                  Richard C. Blum